UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Performant Financial Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71377E 105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Parthenon DCS Holdings, LLC 20-0485038
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Parthenon Investors II, L.P. 04-3527200
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) PCap Partners II, LLC 04-3527195
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) PCap II, LLC 04-3527185
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) PCP Managers, LLC 20-4154975
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) William C. Kessinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brian P. Golson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71377E 105	13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) David J. Ament
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,729,424 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,729,424 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,729,424 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.1% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71377E 105	13G

Item 1.

(a)	Name of Issuer

Performant Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices

333 North Canyons Parkway, Livermore, California 94551

Item 2.

(a)	Names of Persons Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

Parthenon DCS Holdings, LLC

Parthenon Investors II, L.P.

PCap Partners II, LLC

PCap II, LLC

PCP Managers, LLC

William C. Kessinger

Brian B. Golson

David J. Ament

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

(b)	Address of Principal Business Office or, if none, Residence

c/o Parthenon Capital Partners

Four Embarcadero Center, Suite 3610

San Francisco, California 94111

(c)	Citizenship

Parthenon DCS Holdings, LLC—Delaware

Parthenon Investors II, L.P.—Delaware

PCap Partners II, LLC—Delaware

PCap II, LLC—Delaware

PCP Managers, LLC—Delaware

William C. Kessinger—United States

Brian B. Golson—United States

David J. Ament—United States

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

71377E 105

CUSIP No. 71377E 105	13G

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

Parthenon DCS Holdings, LLC is the record owner of 22,729,424 shares of common stock of the Issuer. Parthenon Investors II, L.P., as the manager of Parthenon DCS Holdings, LLC; PCap Partners II, LLC, as the general partner of Parthenon Investors II, L.P.; PCap II, LLC, as the managing member of PCap Partners II, LLC; PCP Managers, LLC, as the managing member of PCap II, LLC; and each of Messrs. Kessinger, Golson and Ament, as Managing Members of PCP Managers, LLC, may be deemed to beneficially own the shares of Issuer common stock owned of record by Parthenon DCS Holdings, LLC. Messrs. Kessinger and Golson are Managing Directors of Parthenon Capital Partners, an affiliate of PCap Partners II, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares of Issuer common stock owned of record by Parthenon DCS Holdings, LLC except to the extent of such Reporting Person’s pecuniary interest therein.

(b)	Percent of class:

49.1% (See Item 4(a))

The denominator for this calculation is based on 46,252,283 shares of Issuer common stock outstanding, as reported in the Issuer’s Prospectus (Registration No. 333-186110) filed with the Securities and Exchange Commission on February 1, 2013 pursuant to Rule 424(b)(4).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

CUSIP No. 71377E 105	13G

(ii)	Shared power to vote or to direct the vote:

22,729,424 (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

22,729,424 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

Parthenon DCS Holdings, LLC

By:	Parthenon Investors II, L.P., its Manager

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

/s/ William C. Kessinger William C. Kessinger, Individually

/s/ Brian P. Golson Brian P. Golson, Individually

/s/ David J. Ament David J. Ament, Individually

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the common stock, par value $0.0001 per share, of Performant Financial Corporation, and any subsequent amendments thereto, is filed jointly on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this agreement shall be included as an exhibit thereto.

The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group or have agreed to act as a group.

Dated: February 13, 2013

Parthenon DCS Holdings, LLC

By:	Parthenon Investors II, L.P., its Manager

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

/s/ William C. Kessinger William C. Kessinger, Individually

/s/ Brian P. Golson Brian P. Golson, Individually

/s/ David J. Ament David J. Ament, Individually